SAP to Acquire Sybase, Inc.
Strategic Move to Accelerate the Reach of SAP® Solutions across Mobile Platforms
WALLDORF, Germany and Dublin, California, USA — May 12, 2010 — SAP (NYSE: SAP) and Sybase, Inc., Dublin, California (USA) (NYSE: SY) today announced that SAP’s subsidiary, SAP America, Inc., has signed a definitive merger agreement to acquire Sybase, Inc. Under the terms and conditions of the merger agreement, SAP America, Inc., will make an all cash tender offer for all of the outstanding shares of Sybase common stock at $65.00 per share, representing an enterprise value of approximately $5.8 billion.
The per share purchase price represents a 44% premium over the three-month average stock price of Sybase. The transaction will be funded from SAP’s cash on hand and a €2.75 billion loan facility arranged and underwritten by Barclays Capital and Deutsche Bank.
The Sybase board of directors has unanimously approved the transaction. The closing of the tender offer is conditioned on the tender of a majority of the outstanding shares of Sybase’s common stock on a fully diluted basis and clearance by the relevant antitrust authorities.
The transaction that will bring the two information technology (IT) leaders together to enable companies to become better-run “unwired enterprises.” As a result of this transaction, customers will be able to better harness today’s explosion of data and deliver information and insight in real time to business consumers wherever they work so they can make faster, more informed decisions. Companies will benefit from greater productivity, speed and agility to help their businesses grow.
The two companies announced that Sybase will operate as a standalone unit under the name “Sybase, an SAP Company.” Sybase’s management team will continue to run the business. The SAP Executive Board plans to propose to the Supervisory Board to appoint the Chairman and CEO of Sybase to SAP’s Executive Board.
The transaction is expected to close during the third quarter of 2010 and will be immediately accretive to SAP’s earnings per share on a non-IFRS adjusted basis. SAP expects the combination to deliver synergies through both revenue enhancement and the realization of cost efficiencies. Additional details regarding specific product, go-to-market and other integration details will be provided after the transaction is complete.
SAP America’s wholly owned subsidiary, Sheffield Acquisition Corp.will promptly commence a tender offer under US securities law for all outstanding shares of Sybase common stock.
The completion of the tender offer and acceptance of Sybase’s shares is conditioned on the tender of a majority of the outstanding shares of Sybase’s common stock on a fully diluted basis and the satisfaction of regulatory and other customary conditions. Approval of the transaction by SAP’s stockholders is not required and the transaction is not subject to a financing condition.

Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this announcement has not commenced. At the time the offers are commenced, a subsidiary of SAP AG (“Purchaser”) will file a Schedule TO Tender Offer Statement, with the Securities and Exchange Commission, and Sybase, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement, with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and all other documents filed by SAP AG or Purchaser with the SEC will be available at no charge on the Securities and Exchange Commission’s web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany , Telephone:
+49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to Sybase, Inc., Attention: Dan Cohen, One Sybase Drive, Dublin, CA 94568, Telephone: +1-925-236-5000.
Forward-Looking Statements
This release contains forward-looking statements that involve risks and uncertainties concerning the parties’ ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of Sybase, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key Sybase employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and Sybase to achieve the anticipated synergies of the proposed transaction and other risks detailed in Sybase SEC filings, including those discussed in Sybase’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, which is on file with the SEC and available at the SEC’s website at www.sec.gov. Sybase is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Statements regarding the expected date of closing of the tender offer, and expected integration, growth and improved customer service benefits are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the tender offer, the satisfaction of closing conditions, including the receipt of regulatory approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of software solutions, and difficulties encountered in integrating companies and technologies. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
For more information, financial community only:
Stefan Gruber, SAP, +49 (6227) 7-44872, investor@sap.com, CET
          Martin Cohen, SAP, +1 (212) 653-9619, investor@sap.com, EST